SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Amendment 1
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         Voice Powered Technology, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                  981517-10-5
                                  ------------
                                 (CUSIP Number)

                                Belle Group, Ltd.
                         23679 Calabasas Road, Suite 412
                           Calabasas, California 91302
                                 (818) 591-8333
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            William B. Barnett, Esq.
                       15233 Ventura Boulevard, Suite 410
                         Sherman Oaks, California 91403
                                 (818) 789-2688

                                 August 27, 2004
             (Date of Event which Requires Filing of this Statement)









If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D
 ---------------------
 CUSIP No. 981517-10-5
 ---------------------
 -------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Belle Group, Ltd.
 -------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                       (b) [ ]
 -------------------------------------------------------------------------------
      3       SEC USE ONLY

 -------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              N/A
 -------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
 -------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Nevada
 -------------------------------------------------------------------------------
                               7      SOLE VOTING POWER               None
       NUMBER OF
         SHARES              --------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER             888,146
       OWNED BY
         EACH                 --------------------------------------------------
       REPORTING               9      SOLE DISPOSITIVE POWER          None
        PERSON
         WITH                 --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER        888,146

-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              888,146
 -------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                      [ ]

 -------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              Approximately 4.2%*
 -------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              00     Limited Liability Company
 -------------------------------------------------------------------------------

 *     Based  on  approximately   21,263,706   shares  of  Issuer  Common  Stock
       outstanding as of August 27, 2004 and after a 1 for 60 reverse split.

                                  SCHEDULE 13D
 ---------------------
 CUSIP No. 981517-10-5
 ---------------------
 -------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Yale Farar
 -------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                       (b) [ ]
 -------------------------------------------------------------------------------
      3       SEC USE ONLY

 -------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              Not Applicable
 -------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                               [ ]
 -------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
 -------------------------------------------------------------------------------
                               7      SOLE VOTING POWER               None
       NUMBER OF
         SHARES              --------------------------------------------------
      BENEFICIALLY             8      SHARED VOTING POWER             888,146
       OWNED BY
         EACH                 --------------------------------------------------
       REPORTING               9      SOLE DISPOSITIVE POWER          None
        PERSON
         WITH                 --------------------------------------------------
                              10      SHARED DISPOSITIVE POWER        888,146

 -------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              888,146
 -------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                      [ ]

 -------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               Approximately 4.2%*
 -------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
 -------------------------------------------------------------------------------

 * Based on approximately 21,263,706 shares of Issuer Common Stock outstanding as of August 27, 2004 and after a 1 for 60 reverse split.

                                  SCHEDULE 13D

This Amendment No. 1 is being filed to reflect the return and cancellation of shares by the Reporting Person and its reduction in ownership below 5% due to a reverse merger transaction.


ITEM 1. SECURITY AND ISSUER.

Not applicable.


ITEM 2. IDENTITY AND BACKGROUND.

Not applicable.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.


ITEM 4. PURPOSE OF TRANSACTION.

On August 24, 2004, in accordance with an Agreement and Plan of Reorganization (the "Merger") entered into between Voice Powered Technology International, Inc. ("VPTI") and World Waste Technologies, Inc. ("WWT"), the Reporting Person returned for cancellation approximately 349,500 shares (after the 1 for 60 reverse split) of VPTI common stock and VPTI issued to WWT shareholders, pursuant to the Merger 20,063,706 shares (after the 1 for 60 reverse split) of VPTI common stock. After the cancellation of shares, the 1 for 60 reverse split and the issuance of shares to the WWT shareholders, the Reporting Person currently owns 888,146 shares out of a total issued and outstanding of approximately 21,263,706 shares or approximately 4.2%.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date hereof the Reporting Entity is the direct beneficial owner of 888,146 shares of Issuer Common Stock, which shares constitute approximately 4.2% of the total class. As the sole Member of the Reporting Entity, the Manager/Member, may be deemed to share indirect beneficial ownership of the 888,146 Shares of Issuer Common Stock directly beneficially owned by the Reporting Entity, which shares constitute approximately 4.2% of the total class.


Except as set forth in this Item 5(a), none of the persons named in Schedule 1 hereto owns beneficially any shares of Issuer Common Stock.

(b) N/A - Ownership less than 5%.

(c) N/A - Ownership less than 5%.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Agreement and Plan of Reorganization was filed as an exhibit to VPTI's Form 8-K filed on March 29, 2004 with the Securities and Exchange Commission and is incorporated herein by reference in its entirety.




ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: August 27, 2004                   Belle Group, Ltd.
                                        a Nevada Limited Liability Company



                                        By: /s/ Yale Farar
                                            ------------------------------------
                                            Yale Farar
                                            Manager






                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: August 27, 2004                  By: /s/ Yale Farar
                                            ------------------------------------
                                            Yale Farar
                                            an individual

                                   SCHEDULE 1

                                BELLE GROUP, LTD.




     NAME, BUSINESS ADDRESS                 PRINCIPAL
  AND CITIZENSHIP OF MANAGER                OCCUPATION         BUSINESS EMPLOYER
  ----------------------------              ----------         -----------------
Yale Farar                                   Investor                 N/A
23679 Calabasas Road, Ste. 412
Calabasas, California 91302
United States Citizen